

03 AUG -5 AM 7:21

ALLGREEN PROPERTIES LIMITED


03024964

File No. 82-4959

Date: 14 JUL 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully



ISOO TAN
COMPANY SECRETARY

enc



File No. 82-4959

MASNET No. 24 OF 14.07.2003
Announcement No. 24

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Andrew Choo Hoo
Date of notice to company:	14/07/2003
Date of change of interest:	14/07/2003
Name of registered holder:	Andrew Choo Hoo
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.09
No. of shares held before the transaction:	793,934
% of issued share capital:	0.08
No. of shares held after the transaction:	693,934
% of issued share capital:	0.07

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Ms Isoo Tan, Company Secretary on 14/07/2003 to the SGX